CUSIP NO. 5021600-10-4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 42)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
(405) 235-4546

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 20 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification, No. of above Persons (entities only)	Jack E. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	467,726

Number of Shares	(8)	Shared Voting Power	3,568,696
Beneficially
Owned by Each	(9)	Sole Dispositive Power	467,726
Reporting Person
With:	(10)	Shared Dispositive Power	3,568,696

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,036,122

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	18.18%

(14)	Type of Reporting Person (See Instructions)	IN

Page 2 of 20 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Sylvia H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,066,653
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,066,653

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,066,653

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	9.53%

(14)	Type of Reporting Person (See Instructions)	IN

Page 3 of 20 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Barry H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	307,889

Number of Shares	(8)	Shared Voting Power	2,844,699
Beneficially
Owned by Each	(9)	Sole Dispositive Power	307,889
Reporting Person
With:	(10)	Shared Dispositive Power	2,844,699

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,152,588

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	14.30%

(14)	Type of Reporting Person (See Instructions)	IN

Page 4 of 20 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Steven J. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	275,165

Number of Shares	(8)	Shared Voting Power	567,889
Beneficially
Owned by Each	(9)	Sole Dispositive Power	275,165
Reporting Person
With:	(10)	Shared Dispositive Power	567,889

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	843,054

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ X ]

(13)	Percent of Class Represented by Amount in Row (11)	3.96%

(14)	Type of Reporting Person (See Instructions)	IN

Page 5 of 20 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Linda F. Rappaport

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	0

Number of Shares	(8)	Shared Voting Power	755,722
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	755,722

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	755,722

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	3.39%

(14)	Type of Reporting Person (See Instructions)	IN

Page 6 of 20 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Family, L.L.C. 20-8234753

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	0

Number of Shares	(8)	Shared Voting Power	2,066,653
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	2,066,653

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,066,653

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	9.53%

(14)	Type of Reporting Person (See Instructions)	OO

Page 7 of 20 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	SBL, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,814,987
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,814,987

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,814,987

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	12.78%

(14)	Type of Reporting Person (See Instructions)	OO

Page 8 of 20 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Petroleum Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	417,288
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	417,288

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	417,288

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

(13)	Percent of Class Represented by Amount in Row (11)	1.97%

(14)	Type of Reporting Person (See Instructions)	CO

Page 9 of 20 Pages

CUSIP NO. 5021600-10-4

Introduction
This statement constitutes Amendment No. 42 to the Schedule 13D dated October 7, 1985, as amended (the “Schedule 13D”), relating to the common stock, par value $.10 a share (“Common Stock”) of LSB Industries, Inc. (the “Company”).  All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Schedule 13D is reporting matters with respect to the following reporting persons:

•	Jack E. Golsen (Chief Executive Officer and Chairman of the Board of the Company);

•	Sylvia H. Golsen;

•	Barry H. Golsen (President and member of the Board of Directors of the Company);

•	Steven J. Golsen (President of certain subsidiaries of the Company);

•	Linda F. Rappaport, an individual;

•	Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”);

•	SBL, L.L.C. (“SBL”); and

•	Golsen Petroleum Corporation (“GPC”), an Oklahoma corporation and wholly-owned subsidiary of SBL.

Jack and Sylvia Golsen are husband and wife.  Barry Golsen, Steven Golsen, and Linda Rappaport are the children of Jack and Sylvia Golsen.  All of the outstanding stock of SBL and all membership interests in GFLLC are beneficially owned, directly or indirectly, by Jack and Sylvia Golsen and their children.  Jack and Barry Golsen are the sole managers of SBL and the sole members of the Board of Directors and the officers of GPC.  Jack and Sylvia Golsen are the sole managers of GFLLC.

This Amendment No. 42 is being filed as a result of GFLLC adopting a Rule 10b5-1 Sales Plan (“10b5-1”) on December 29, 2010, which provides for the sale of an aggregate 100,000 shares of Common Stock pursuant to the terms of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Item 1.              Security and Issuer.

Item 1 of this Schedule 13D.

Item 2.              Identity and Background.

No material changes to Item 2 of this Schedule 13D.

Page 10 of 20 Pages

CUSIP NO. 5021600-10-4

Item 3.              Source and Amount of Funds or Other Consideration.

No material changes to Item 3 of this Schedule 13D.

Item 4.              Purpose of Transaction.

Item 4 of this Schedule 14D is unchanged, except as follows:

10b5-1 Sales Plan

On December 29, 2010, GFLLC adopted a prearranged trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The trading plan provides for the sale of up to 100,000 shares of Common Stock at prices not less than $34.00 per share.  The trading plan is effective for one year beginning the earlier of (a) three days after the Company publicly announces its 2010 earnings results or (b) March 17, 2011.  The Company’s legal department approved the trading plan pursuant to the Company’s pre-clearance procedures.  GFLLC entered into the trading plan as part of its members’ long-term estate and tax planning strategy.

The membership interests in GFLLC are owned by Jack Golsen through his revocable trust (43.516%), Sylvia Golsen through her revocable trust (43.516%), Barry Golsen (4.323%), Steven Golsen (4.323%), and Linda Rappaport (4.323%).  Jack and Sylvia Golsen are the managers of GFLLC.

Other

The reporting persons do not presently have any other plans or proposals required to be reported under Item 4 of this Schedule 13D.

Item 5.              Interest in Securities of the Issuer.

No material changes to Item 5 of this Schedule 13D, except as follows.

(c)
On December 6 and 7, 2010, Linda Rappaport’s spouse sold 32,600 shares of Common Stock over the New York Stock Exchange.  The beneficial ownership of such shares is disclaimed by Ms. Rappaport, and the sales by her spouse did not result in a material change in Ms. Rappaport’s beneficial ownership of Common Stock.  Such sales were as follows:

Date	Ticker	Shares	Price Per Share
12/06/2010	LXU	1000	24.3638
12/06/2010	LXU	1500	24.3546
12/06/2010	LXU	1000	24.3302
12/06/2010	LXU	1500	24.2500
12/06/2010	LXU	3506	24.4212
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	10	24.2000
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	100	24.3100

Page 11 of 20 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	200	24.2000
12/07/2010	LXU	89	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	200	24.2000
12/07/2010	LXU	11	24.2000
12/07/2010	LXU	4	24.2100
12/07/2010	LXU	4	24.2100
12/07/2010	LXU	4	24.2100
12/07/2010	LXU	17	24.2100
12/07/2010	LXU	25	24.2100
12/07/2010	LXU	11	24.2100
12/07/2010	LXU	10	24.2100
12/07/2010	LXU	7	24.2100
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.3300
12/07/2010	LXU	100	24.3200
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	87	24.2900
12/07/2010	LXU	13	24.3000
12/07/2010	LXU	100	24.3100
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	84	24.2900
12/07/2010	LXU	16	24.3300
12/07/2010	LXU	100	24.3400
12/07/2010	LXU	100	24.3400
12/07/2010	LXU	100	24.3300
12/07/2010	LXU	100	24.3300
12/07/2010	LXU	100	24.3300
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2400
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200

Page 12 of 20 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.1000
12/07/2010	LXU	100	24.1000
12/07/2010	LXU	100	24.1000
12/07/2010	LXU	100	24.1000
12/07/2010	LXU	100	24.1200
12/07/2010	LXU	100	24.1700
12/07/2010	LXU	100	24.1700
12/07/2010	LXU	100	24.1700
12/07/2010	LXU	100	24.1600
12/07/2010	LXU	100	24.1900
12/07/2010	LXU	100	24.1900
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2900
12/07/2010	LXU	3	24.3000
12/07/2010	LXU	100	24.2700
12/07/2010	LXU	100	24.2800
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	67	24.2600
12/07/2010	LXU	32	24.2700
12/07/2010	LXU	1	24.2700
12/07/2010	LXU	100	24.2700
12/07/2010	LXU	100	24.2900
12/07/2010	LXU	100	24.2900
12/07/2010	LXU	12	24.2300
12/07/2010	LXU	88	24.2300
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	88	24.2200
12/07/2010	LXU	7	24.2200
12/07/2010	LXU	2	24.2200
12/07/2010	LXU	3	24.2200
12/07/2010	LXU	100	24.2225
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	200	24.2225
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2100

Page 13 of 20 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	200	24.2150
12/07/2010	LXU	100	24.2150
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2025
12/07/2010	LXU	100	24.2025
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2025
12/07/2010	LXU	100	24.2025
12/07/2010	LXU	100	24.2025
12/07/2010	LXU	100	24.2025
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	87	24.1200
12/07/2010	LXU	100	24.1200
12/07/2010	LXU	13	24.1600
12/07/2010	LXU	100	24.1700
12/07/2010	LXU	100	24.1700
12/07/2010	LXU	100	24.1900
12/07/2010	LXU	100	24.1900
12/07/2010	LXU	100	24.1900
12/07/2010	LXU	6	24.1950
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	98	24.2300
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	2	24.2300
12/07/2010	LXU	73	24.2700
12/07/2010	LXU	73	24.2600
12/07/2010	LXU	27	24.2700
12/07/2010	LXU	27	24.2600
12/07/2010	LXU	100	24.2000

Page 14 of 20 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
12/07/2010	LXU	200	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	200	24.2000
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	3	24.2050
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	102	24.2000
12/07/2010	LXU	98	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	98	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	2	24.2100
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2700
12/07/2010	LXU	100	24.2700
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2800
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	93	24.2000
12/07/2010	LXU	107	24.2000
12/07/2010	LXU	93	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	7	24.2200
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	200	24.2000

Page 15 of 20 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
12/07/2010	LXU	90	24.2100
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	60	24.2200
12/07/2010	LXU	106	24.2200
12/07/2010	LXU	34	24.2200
12/07/2010	LXU	34	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	66	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	67	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	33	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	200	24.2300
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	200	24.2400
12/07/2010	LXU	94	24.2400
12/07/2010	LXU	50	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	250	24.2200
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2500
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2000
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2050
12/07/2010	LXU	6	24.2300
12/07/2010	LXU	100	24.2500
12/07/2010	LXU	94	24.2300
12/07/2010	LXU	106	24.2300
12/07/2010	LXU	94	24.2300
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	3	24.2400
12/07/2010	LXU	3	24.2400
12/07/2010	LXU	100	24.3200
12/07/2010	LXU	100	24.3200
12/07/2010	LXU	100	24.3100
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	100	24.3100

Page 16 of 20 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	100	24.2900
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	100	24.2500
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	100	24.2900
12/07/2010	LXU	100	24.2900
12/07/2010	LXU	77	24.2500
12/07/2010	LXU	4	24.2500
12/07/2010	LXU	11	24.2500
12/07/2010	LXU	8	24.2500
12/07/2010	LXU	100	24.2500
12/07/2010	LXU	100	24.2500
12/07/2010	LXU	100	24.2600
12/07/2010	LXU	100	24.2500
12/07/2010	LXU	100	24.2500
12/07/2010	LXU	100	24.3000
12/07/2010	LXU	12	24.2400
12/07/2010	LXU	100	24.2400
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	88	24.2400
12/07/2010	LXU	100	24.2400
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	11	24.2300
12/07/2010	LXU	1	24.2300
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	88	24.2300
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2100
12/07/2010	LXU	100	24.2150
12/07/2010	LXU	100	24.2300
12/07/2010	LXU	100	24.2200
12/07/2010	LXU	100	24.2150
Total Shares		32,600

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is unchanged, except as follows.

Adoption of Rule 10b5-1 Sales Plan.
On December 29, 2010, GFLLC adopted a prearranged trading plan in accordance with Rule 10b5-1 of the Exchange Act.  The trading plan provides for the sale of up to 100,000 shares of Common Stock at prices not less than $34.00 per

Page 17 of 20 Pages

CUSIP NO. 5021600-10-4

share.  The trading plan is effective for one-year beginning the earlier of (a) three days after the Company publicly announces its 2010 earnings results or (b) March 17, 2011.  The Company’s legal department approved the trading plan pursuant to the Company’s pre-clearance procedures.  GFLLC entered into the plan as part of its members’ long-term estate and tax planning strategy.

Item 7.	Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Sylvia H. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference.

24.2	Power of Attorney, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 24.2 to Amendment No. 38 and is incorporated herein by reference.

99.1	Joint Filing Statement, dated September 19, 2007, is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference.

99.2	Joint Filing Statement, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 99.2 to Amendment No. 38 and is incorporated herein by reference.

99.3	Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.4
Issuer’s Proxy Statement dated July 14, 1986, setting forth the terms of the Company’s Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.5
Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit No. 99.4 to Amendment No. 34 and is incorporated herein by reference.  The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.6
Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.5 to Amendment No. 34 and is incorporated herein by reference.  The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.7	Shareholder’s Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

Page 18 of 20 Pages

CUSIP NO. 5021600-10-4

99.1	Shareholder’s Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 99.7 to Amendment No. 33 and is incorporated herein by reference.

99.2
Shareholder’s Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder’s Agreement is substantially similar to the Shareholder’s Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.3
Shareholder’s Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder’s Agreement is substantially similar to the Shareholder’s Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.4	Security Agreement, dated November 7, 2008, executed by SBL, L.L.C. in favor of The Bank Of The West is filed as Exhibit 99.12 to Amendment No. 38 and is incorporated herein by reference.

99.5	Rule 10b5-1 Sales Plan, adopted December 29, 2010, between Golsen Family, L.L.C. and Morgan Stanley Smith Barney, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October  29, 2010

/s/ Jack E. Golsen
Jack E. Golsen

*
Sylvia H. Golsen

*
Barry H. Golsen

*

Steven J. Golsen

*
Linda F. Rappaport

*Executed by Jack E. Golsen pursuant to Power of Attorney

Page 19 of 20 Pages

CUSIP NO. 5021600-10-4
*
GOLSEN FAMILY, L.L.C.

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

SBL LLC

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

GOLSEN PETROLEUM CORPORATION

By: /s/ Jack E. Golsen
Jack E. Golsen, President

Page 20 of 20 Pages